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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)*

                             LIFELINE SYSTEMS, INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $.02 par value
                       -----------------------------------
                         (Title of Class of Securities)

                                   532192 10 1
                       -----------------------------------
                                 (CUSIP Number)

                              Ms. Sheryl B. Sigrist
                             Lifeline Systems, Inc.
                    111 Lawrence Street, Framingham, MA 01702
                                 (508) 988-1000
                       -----------------------------------
       Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications

                               September 11, 2002
                       -----------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]



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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------                                   -----------------------
CUSIP No. 532192 10 1                13D                    Page 1 of 5 Pages
----------------------                                   -----------------------

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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Ronald Feinstein
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                  (b) [x]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
    OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [_]
    to item 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
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    NUMBER OF    7.   SOLE VOTING POWER
     SHARES           257,817 (beneficial interest disclaimed in 16,000)
                 ---------------------------------------------------------------
  BENEFICIALLY   8.   SHARED VOTING POWER
    OWNED BY          0
                 ---------------------------------------------------------------
      EACH       9.   SOLE DISPOSITIVE POWER
    REPORTING         257,817 (beneficial interest disclaimed in 16,000)
                 ---------------------------------------------------------------
   PERSON WITH   10.  SHARED DISPOSITIVE POWER
                      0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     241,817
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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                         AMENDMENT NO. 4 TO SCHEDULE 13D

Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock, $.02 par value per share (the "Common Stock") of Lifeline Systems, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 111 Lawrence Street, Framingham, MA 01702-8156.

Item 2.   Identity and Background.

          (a)  Ronald Feinstein

          (b) c/o Lifeline Systems, Inc., 111 Lawrence Street, Framingham, MA 01702-8156

          (c) President and Chief Executive Officer of the Company, 111 Lawrence Street, Framingham, MA 01702-8156

          (d)  None

          (e)  None

          (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration.

     N/A.

Item 4.   Purpose of the Transaction.

     This Schedule 13D Amendment relates to sales of an aggregate 145,611 shares of the Company's Common Stock which were transacted in 26 trades between November 5, 2001 and September 11, 2002 at prices ranging from $22.25 to $28.20. Mr. Feinstein has sold these shares to obtain funds for personal use.
Mr. Feinstein filed Form 4's with the Securities and Exchange Commission for these sales as required under Section 16 of the Securities and Exchange Act of 1934.

Item 5.   Interest in Securities of the Issuer.

          (a) As of September 11, 2002 Mr. Feinstein had sole voting and investment power as to 257,817 shares of Common Stock (except as this amount may be limited by the explanations contained in the following paragraphs), which represent 3.8% of the Common Stock outstanding, based on 6,460,311 shares of Common Stock issued and outstanding as of August 31, 2002.

               1. 86,740 shares are owned directly by Mr. Feinstein. 143,595 shares are subject to stock options held by Mr. Feinstein that are currently exercisable or exercisable within 60 days after September 11, 2002. 11,482 shares are beneficially owned by Mr. Feinstein through his interest in the Company's


                                      - 4 -

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                    Employees Savings and Investment Plan (the "401(k) Plan").
                    Mr. Feinstein possesses sole voting and dispositive power with respect to these shares.

               2. 16,000 shares are held by Mr. Feinstein's children. Mr. Feinstein has sole voting and dispositive power over such shares, but he disclaims any beneficial interest with respect to such shares.

          (b)  See Item 5(a) above.

          (c) Mr. Feinstein sold a total of 33,794 shares from August 26, 2002 through September 11, 2002 at prices ranging from $22.25 to $23.37.

          (d) Mr. Feinstein's children own 16,000 shares of Common Stock and have the right to receive any dividends that may be declared and any proceeds from the sale of such shares.

          (e) Mr. Feinstein ceased to be the beneficial owner of more than 5% of the Common Stock outstanding on March 12, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of an employment agreement, as amended, Ronald Feinstein became President and Chief Executive Officer of the Company on January 1, 1993. Upon termination by the Company of his employment as Chief Executive Officer and his membership on the Board of Directors, other than for cause, Mr. Feinstein will continue to receive his salary for 12 months. In the event of a change in control of the Company following which Mr. Feinstein no longer serves as the Chief Executive Officer of the Company within the Boston, Massachusetts metropolitan area or as a director of the Company, Mr. Feinstein may terminate the employment agreement and be paid three times his salary and bonus for the preceding fiscal year (subject to downward adjustment for any excess parachute payment as defined in Section 280G of the Internal Revenue Code of 1986, as amended).

     Pursuant to the terms of Mr. Feinstein's employment agreement, effective 2002, Mr. Feinstein is eligible to receive a bonus equal to 60% of his base salary if the Company achieves the annual profit performance plan goals adopted by the Board of Directors and greater than 60% of his base salary if the Company exceeds such goals.

     In August 1999, the Company loaned $300,000 to Mr. Feinstein pursuant to a secured promissory note (the "Feinstein Note") for the exercise of a stock option which was to expire. The Feinstein Note, which bore interest at a rate of 6.77% per annum, payable annually in arrears, was due August 23, 2004 and was secured by a pledge of 16,552 shares of Common Stock of the Company. Mr. Feinstein had been granted the right to put 70,459 shares (representing the net number of shares issued to Mr. Feinstein with the proceeds of the loan, after withholding for taxes) back to the Company at a price equal to $16.3125 per share at any time during the 18-month period following April 30, 2001.


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     In April 2000, the Company loaned $250,000 to Mr. Feinstein pursuant to a secured promissory note (the "2000 Note"). The 2000 Note, which bore interest at a rate of 6.94% payable annually in arrears, was due April 5, 2005 and was secured by a pledge of 25,641 shares of Common Stock of the Company.

     In order to eliminate any potential compensation expense exposure to the Company as a result of the aforementioned put right, Mr. Feinstein sold all shares covered by this agreement in the open market as of March 2002, thereby eliminating any right of Mr. Feinstein to put shares back the Company. On July 15, 2002, the Mr. Feinstein repaid both the Feinstein Note and the 2000 Note in full.

Item 7.   Material to be Filed as Exhibits.

     The following is a list of exhibits to this Amendment No. 4 to Schedule 13D. The following exhibits have, as indicated below, previously been filed by and on behalf of the Company with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and are referred to and incorporated herein by reference to such filings.

Exhibit 1. Amended Employment and Noncompetition Agreement between Mr. Feinstein and the Company, dated August 27, 1992.

               (Filed as exhibit 10.36 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 2. Non-Statutory Stock Option Agreement between Mr. Feinstein and the Company, dated February 11, 1994.

               (Filed as exhibit 10.46 to the Company's 10-K for the year ended December 31, 1993)

Exhibit 3. Amended Employment Agreement between Mr. Feinstein and the Company, dated June 14, 1996.

               (Filed as exhibit 10.60 to the Company's 10-Q for the quarter ended June 30, 1996)

Exhibit 4. Letter Agreement between Mr. Feinstein and the Company, dated March 4, 1994.

               (Filed as exhibit 10.45 to the Company's 10-K for the year ended December 31, 1993)

Exhibit 5. Secured Promissory Note between Mr. Feinstein and the Company, dated August 23, 1999.

               (Filed as exhibit 10.63 to the Company's 10-Q for the quarter ended September 30, 1999)


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Exhibit 6.     Secured Promissory Note between Mr. Feinstein and the Company, dated April 5, 2000.

               (Filed as exhibit 10.69 to the Company's 10-Q for the quarter ended March 31, 2000)

Exhibit 7. Security and Pledge Agreement between Mr. Feinstein and the Company, dated April 5, 2000.

               (Filed as exhibit 10.70 to the Company's 10-Q for the quarter ended March 31, 2000)





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Ronald Feinstein
                                             -----------------------------
                                             Ronald Feinstein

Dated:  September 18, 2002

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